Skadden, Arps, Slate, Meagher & Flom llp

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October 28, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dale Welcome

Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

Re:	NextGen Acquisition Corp. II

Registration Statement on Form S-4

Filed September 16, 2021

File No. 333-259574

Ladies and Gentlemen:

On behalf of our client, NextGen Acquisition Corp. II (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 13, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on September 16, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

October 28, 2021

Registration Statement on Form S-4
Prospectus Summary, page 1

1.	We note that Vieco USA has active contracts representing over $300 million of potential revenue, including signed, binding Launch Service Agreements (“LSAs”) and signed, non-binding Memorandums of Understanding (“MOUs”) and Letters of Intent (“LOIs”). Please revise the disclosure to separately state the amount of potential revenue represented by binding LSAs and non-binding MOUs and LOIs.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 26, 34, 36, 212, 229 and 230 of the Amended Registration Statement.

2.	Please discuss the material terms of the Third-Party PIPE Investor warrants in the prospectus summary and disclose any material differences from the public warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 13, 14, 112, 113, 270 and 271 of the Amended Registration Statement.

3.	Please add a bullet under "Interests of NextGen’s Directors and Executive Officers in the Business Combination" in the prospectus summary describing the material terms of the Sponsor Earnback Shares and Sponsor Earnback Warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 20, 57 and 140 of the Amended Registration Statement.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

4.	Please revise the first sentence of the second paragraph to state that the pro forma balance sheet data as of June 30, 2021 gives pro forma effect to the business combination and the other events as if consummated on June 30, 2021. This comment also applies to your disclosure in the second paragraph on page 183 and in the second paragraph to Note 1 on page 191.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 29, 185 and 193 of the Amended Registration Statement.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

5.	Please revise the disclosure to show the potential impact of interim redemptions, in addition to minimum and maximum redemption levels, on (i) the fully diluted share ownership in Virgin Orbit table and (ii) the per share value of the shares owned by non-redeeming shareholders for each redemption level.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxvii and xxviii of the Amended Registration Statement.

6.	Please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders at each of the redemptions levels in your sensitivity analysis and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxvii and xxviii of the Amended Registration Statement.

October 28, 2021

7.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to show the effective underwriting fee on a percentage basis for shares at each redemption level in your sensitivity analysis.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxvii and xxviii of the Amended Registration Statement.

We conduct a significant portion of our business pursuant to government contracts, including with the U.S. government…, page 32

8.	Please disclose if Vieco USA has had, or expects to have after the business combination, any difficulties obtaining or maintaining facility security clearance under the National Industrial Security Program.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Amended Registration Statement, and the Company and Vieco USA respectfully advise the Staff that Vieco USA has not had, nor expects to have after the business combination, any difficulties obtaining or maintaining facility security clearance under the National Industrial Security Program.

Risk Factors

If third parties bring claims against us, the proceeds held in the trust account could be reduced…, page 64

9.	Please update the disclosure in this risk factor related to "any claims under our indemnity of the underwriters of this offering against certain liabilities."

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 66 of the Amended Registration Statement.

Certain Engagements in Connection with the Business Combination and Related Transactions…, page 105

10.	Please revise the disclosure to quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of the Amended Registration Statement.

Opinion of Rothchild & Co, page 125

11.	Please revise your disclosure to quantify any compensation or fees received or to be received as a result of the relationship between Rothschild & Co. and its affiliates and Vieco USA and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Amended Registration Statement.

October 28, 2021

Unaudited Projection Financial Information, page 133

12.	Please expand Vieco USA’s disclosure relating to its basis for providing nine years of projections as opposed to a shorter period. In addition, please disclose whether, and if so, how, NextGen's board of directors weighted the projections contained in the latter part of the nine years for purposes of its determination to approve the transaction and recommend approval by shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 126 and 135 of the Amended Registration Statement.

13.	We note that your disclosure on page 135 describes the assumptions that Vieco USA's management believed to be material in preparing the forecast financial information. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify assumptions where practicable. Please specifically expand disclosure and quantify the assumptions related to the launch manifest, launch rate, economies of scale and capital expenditures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 137 of the Amended Registration Statement, and the Company and Vieco USA respectfully advise the Staff that reference to “launch manifest” has been removed from the disclosure in the Amended Registration Statement since it is related to (and covered by) the discussion of the launch rate.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 188

14.	It appears to us that total stockholders’ equity for historical NextGen should read $5.0 million. Please revise your registration statement as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 190 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations

General, page 189

15.	Please revise the presentation of your pro forma statements of operations, for both periods presented, to:

●	Include NextGen’s historical basic and diluted net income per share for Class A ordinary shares subject to possible redemption, as well as the corresponding weighted average shares outstanding, as required by Rule 11.02(a)(9)(i) of Regulation S-X; and
●	Remove the other comprehensive loss information pursuant to Rule 11.02(b)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 191 and 192 of the Amended Registration Statement.

October 28, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 191

16.	Please remove the reference to January 1, 2021 such that the unaudited pro forma condensed combined statements of operations for both periods presented give pro forma effect to the business combination and the other events as if consummated on January 1, 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 193 of the Amended Registration Statement.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (D) , page 192

17.	It appears to us that NextGen’s portion of the estimated transaction costs related to the business combination should be reflected as an adjustment to accumulated deficit on the pro forma condensed combined balance sheet and reflected as a non-recurring adjustment to selling, general and administrative expenses in the pro forma statement of operations as of December 31, 2020, as if incurred on January 1, 2020, the date the business combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. Please revise your registration statement accordingly, or tell us why your current presentation is appropriate.

Response: The Company acknowledges the Staff’s comment, and the Company and Vieco USA respectfully advise the Staff that the impact from the estimated transaction costs is reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as a $57.4 million reduction to cash and cash equivalents, offset by a reduction to additional paid-in capital of the $13.4 million of deferred underwriters’ fees incurred in connection with the NextGen IPO and $44.0 million of direct and incremental transaction costs which had not been incurred as of June 30, 2021 and are expected to be paid at the closing of the business combination, which will be charged against the gross proceeds of the offering in accordance with SAB Topic 5.A. As such, the Company determined that there was no impact to accumulated deficit on the Unaudited Pro Forma Condensed Combined Balance Sheet or the selling, general and administrative expense in the Unaudited Pro Forma Condensed Combined Statement of Operations.

3. Net Loss per Share, page 193

18.	We refer to the pro forma weighted average shares outstanding and have the following comments:

●	Please explain to us the reason that the number of Virgin Group shares and Other Vieco USA Stockholder shares are different for each period presented.
●	Please reconcile the Virgin Group shares, Other Vieco USA Stockholder shares, and Sponsor shares with its corresponding share number in the table on page 187 that presents the pro forma Virgin Orbit common stock issued and outstanding immediately after the business combination.
●	To the extent that the Sponsor shares include the shares to be held by the Sponsor PIPE Investors, please disclose which line item contains the Vieco USA PIPE Investor shares.

Response: The Company acknowledges the Staff’s comment, and the Company and Vieco USA respectfully advise the Staff as follows:

●	The number of Virgin Group shares and Other Vieco USA Stockholder shares are different for the year ended December 31, 2020 and the six months ended June 30, 2021 as a result of the issuance of shares of Virgin Orbit common stock and Virgin Orbit option holders exercising options during the six months ended June 30, 2021. Vieco USA believes use of the historical weighted average shares outstanding provides the most useful basis for demonstrating the sensitivity of the historical net loss per share under each redemption scenario.

October 28, 2021

●	The Company has revised the number of Sponsor shares on page 195. Consistent with the response provided above, there are differences in the outstanding share amounts for The Virgin Group shares and Other Vieco USA Stockholder shares on page 195 due to activity during the six months ended June 20, 2021 as well as the basis of presentation.

●	The Company has added a disclosure to page 195 to clarify that the Virgin Group line item contains the Vieco USA PIPE Investor shares.

NextGen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 203

19.	Your disclosure states that “$350.0 million ($10.00 per unit) of the net proceeds of the sale of the units in our initial public offering and the private placement were placed in a trust account.” Please reconcile this amount with the amount you disclose in the fourth paragraph on page 195.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 205 of the Amended Registration Statement.

Information about Vieco USA, page 210

20.	Please include disclosure regarding the expected sources and availability of raw materials required by Vieco USA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 219 of the Amended Registration Statement.

21.	We note that slides 6 and 17 of your August 2021 Investor Presentation describe an estimated $75 billion addressable market as of 2030 and $1.1 trillion space economy as of 2040. Please revise the prospectus summary and industry overview section to clearly state when you are referring to Vieco USA's addressable market and when you are referring to the estimated space economy.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 10, 122 and 213 of the Amended Registration Statement to reflect that Vieco USA expects its addressable space market to be $75 billion by 2030. The Company has also revised its disclosure to include details on the basis for calculating Vieco USA’s addressable space market.

22.	Please describe Vieco USA’s dependence, if any, on one or a few major customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 217 of the Amended Registration Statement, and the Company and Vieco USA respectfully advise the Staff that Vieco USA does not have a dependence on any major customer or customers.

October 28, 2021

Management of Virgin Orbit Following the Business Combination, page 221

23.	Please revise to briefly discuss, for each director and director nominee, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 223 of the Amended Registration Statement with respect to directors that were named in the Amended Registration Statement, and the Company respectfully advises the Staff that the information requested in this comment with respect to additional director nominees that have not yet been named will be disclosed in a subsequent filing when such nominees are selected.

Vieco USA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations

Revenue – Launch services, page 229

24.	Please reconcile the years in which you expect to transfer all remaining performance obligations for your two engineering services revenue contracts with your disclosure of Remaining Performance Obligations in Note 2(e) on page F-43.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 231 of the Amended Registration Statement.

Liquidity and Capital Resources

Liquidity Requirements, page 235

25.	Please quantify and more fully discuss Vieco USA’s current and long-term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 237 and 238 of the Amended Registration Statement.

Cash Flows

Net Cash Used in Operating Activities, page 236

26.	Please expand your narrative to discuss the reason for the change in inventory for the six months ended June 30, 2021, as well as the reason for the change in deferred revenue for the year ended December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 239 of the Amended Registration Statement.

October 28, 2021

Critical Accounting Policies and Estimates

Common Stock Valuations, page 240

27.	Please quantify and more fully discuss changes in Vieco USA’s estimated fair value during the periods presented. Please also address any material differences between the valuations used to determine the fair values of recently granted options relative to the fair value implied by the current merger transaction.

Response: The Company acknowledges the Staff’s comment, and the Company and Vieco USA respectfully advise the Staff that the estimated fair value of its common stock, determined in accordance with Internal Revenue Code section 409A and the AICPA Practice Guide, was $5.01 per share as of March 31, 2019 (reflecting an equity value of Vieco USA of approximately $869.0 million), $4.03 per share as of July 31, 2020 (reflecting an equity value of Vieco USA of approximately $968.0 million), $5.51 per share as of January 31, 2021 (reflecting an equity value of Vieco USA of approximately $1,407.0 million), and $9.39 per share as of June 30, 2021 (reflecting an equity value of Vieco USA of approximately $2,500.0 million). Vieco USA notes the decrease in price per share between March 31, 2019 and July 31, 2020 was primarily due to an unsuccessful demo launch in May 2020 and uncertainties caused by the outbreak of COVID-19 in early 2020. The increase in price per share between July 31, 2020 and January 31, 2021 was primarily due to Vieco USA’s successful demo launch on January 17, 2021, which improved Vieco USA’s outlook on its technology and timeline for advanced testing for commercialization of orbital satellite launches. The increase in price per share between January 31, 2021 and June 30, 2021 was primarily due to Vieco USA successfully executing its first commercial launch in June 2021, as well as Vieco USA entering a letter of intent (“LOI”) with the Company on April 21, 2021.

Vieco USA determined that the income valuation approach and the Option Pricing Method equity allocation were the most appropriate methodologies to estimate the fair value of Vieco USA common stock through the January 31, 2021 valuation. Vieco USA switched to a Probability Weighted Equity Return Method (“PWERM”) for the valuation as of June 30, 2021 due to the executed LOI with the Company and Vieco USA’s successful commercial launch. The change in valuation approach to PWERM resulted in a decrease of a discount for lack of marketability (“DLOM”) from 15.0% in January 2021 and prior valuations to 13.0% for the alternative exit scenario and 12% for the SPAC Merger scenario, resulting in a calculated common stock value for Vieco USA of $9.39 per share. The difference between the equity value of Vieco USA as of June 30, 2021 (approximately $2,500.0 million) and the equity value implied by the current merger transaction ($3,100.0 million) is primarily due to the fact that the equity value as of June 30, 2021 is still estimated utilizing a discount for lack of marketability given the liquidity event has not yet occurred, as compared to the agreed upon equity value per the merger transaction which is based on the occurrence of the actual liquidity event. The Company believes the difference between the June 30, 2021 equity value and the implied merger consideration to be reasonable.

Vieco USA granted approximately 676 thousand options on March 17, 2021 and approximately 256 thousand options between April 2, 2021 to April 14, 2021. In determining the grant date fair value of these options, Vieco USA utilized the January 31, 2021 per share common stock fair value of $5.51. Vieco USA determined that between January 31, 2021 and the date of these grants, there had not been changes in Vieco USA’s underlying business operations, other financing activity, forecasts or events that would indicate a significant change in the inputs used to determine the fair value of the common stock. Additionally, Vieco USA performed a sensitivity analysis and determined that if an approach such as a linear interpolation to the common stock fair value between January 31, 2021 to June 30, 2021 to derive the grant date fair value of these options, the difference in grant date fair value would not have resulted in a material difference to stock-based compensation expense in the financial statements for the periods presented.

October 28, 2021

Executive Compensation Arrangements, page 248

28.	We note the disclosure that “none of our other named executive officers are party to written employment arrangements.” Please revise to disclose the material terms of the agreements, whether written or unwritten, under which Vieco USA's other named executive officers are employed and compensated, if applicable.

Response: The Company acknowledges the Staff’s comment, and the Company and Vieco USA respectfully advise the Staff that none of Vieco USA’s other named executive officers are employed or compensated pursuant to any employment arrangements, and has revised its disclosure on page 250 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 252

29.	We note that the beneficial ownership table includes each person who is expected to be the beneficial owner of more than 5% of shares of Virgin Orbit common stock post-Business Combination. Please revise the table to include the beneficial ownership of each of the Virgin Group and Mubadala as 5% holders or explain why such holders should not be included.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 255 and 256 of the Amended Registration Statement.

30.	Please identify the individuals who have beneficial ownership over the entities identified in the table. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 255 and 256 of the Amended Registration Statement.

Redeemable Warrants, page 261

31.	Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 266 of the Amended Registration Statement.

NextGen Acquisition Corp. II Financial Statements

Unaudited Condensed Statement of Cash Flows, page F-5

32.	Please revise the supplemental disclosure of noncash financing activities to include the initial fair value of the warrant liabilities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-5 of the Amended Registration Statement.

Vieco USA, Inc. and Subsidiaries Financial Statements

Unaudited Financial Statements

(1) Organization and Business Operations, page F-39

33.	You refer to the demo launch in January 2021 and the first commercial launch in June 2021. Please clarify in your disclosures which of these launches you are referring to where you discuss the “first successful delivery of a customer payload into orbit” in Note 2(d), as well as where you discuss the “second successful demo launch in January 2021” in Notes 2(e) and 2(f).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-44 of the Amended Registration Statement.

October 28, 2021

(2) Summary of Significant Accounting Policies

(g) Selling, General and Administrative, page F-43

34.	Please disclose where allocated costs related to general corporate functions are being allocated from and the reason for the allocation.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 232 and F-44 of the Amended Registration Statement and the Company and Vieco USA respectfully advise the Staff that allocated costs are limited to information technology, facilities, human resources and safety.

(h) Research and Development, page F-44

35.	Since technological feasibility of your rockets was reached in January 2021, please disclose which costs are no longer being charged to research and development. Additionally, please clarify where depreciation of Cosmic Girl was classified for the six months ended June 30, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 232 and F-45 of the Amended Registration Statement.

(15) Subsequent Events – Sky and Space Global Limited Investment, page F-55

36.	We understand that the services and reseller agreement became effective upon amending the agreement to remove the condition of SAS Parent to be relisted on ASX. Please disclose if or how settlement of the call options will be achieved given settlement was contingent upon the successful relisting and IPO of SAS Parent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-56 of the Amended Registration Statement.

Audited Financial Statements

(1) Organization and Business Operations

Liquidity and Going Concern, page F-62

37.	Please revise your disclosure that “the Company began generating revenues in 2021” since you show revenue for all periods presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-63 of the Amended Registration Statement, and the Company and Vieco USA respectfully advise the Staff that Vieco USA began generating revenues specifically related to launch services in 2021.

Signatures, page II-5

38.	We note that you include a power of attorney on the signature page of the registration statement. The power of attorney on page II-5 does not include a signature for Melina E. Higgins, Jeffrey M. Moslow or Josef H. von Rickenbach. Please revise the power of attorney to properly appoint each of George N. Mattson and Gregory L. Summe as attorney-in-fact for the directors signing the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page II-5 of the Amended Registration Statement.

General

39.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xviii, xix, 13, 14, 30, 67 and 189 of the Amended Registration Statement.

40.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Letter to Shareholders and on pages xxiv, xxxii, 17, 21, 57, 82, 85, 138, 141 and 198 of the Amended Registration Statement.

* * * *

October 28, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard L. Ellin
Howard L. Ellin

cc:	Patrick Ford

NextGen Acquisition Corp. II

cc:	Dan Hart

Vieco USA, Inc.

cc:	Brita O’Rear

Vieco USA, Inc.

cc:	June S. Dipchand

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Justin G. Hamill

Latham & Watkins LLP

cc:	Rachel W. Sheridan

Latham & Watkins LLP

cc:	Drew Capurro

Latham & Watkins LLP